Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

January 18, 2011

Via EDGAR and Overnight Delivery

Jay Mumford, Senior Attorney

Joseph McCann, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC  20549-3030

Re:          Silicon Laboratories Inc.

Form 10-K for the Year Ended January 2, 2010

Filed February 10, 2010

SEC File No. 000-29823

Dear Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated December 17, 2010.  For your convenience, we have restated your comments in full in italics and have included our response below your comments.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Executive Compensation, page 51

1.             Please expand your response in the second bullet to comment 1 to identify each goal with specificity and explain how disclosure would cause competitive harm.

Attached hereto as Exhibit A are the MBOs for 2009 for Mr. Hoff, Mr. Ivester and Mr. Walsh.

The MBOs constitute confidential, internal objectives and are not disclosed to the public.  Furthermore, they are only disclosed to a very limited number of people within the

Company.  There are multiple MBOs per individual and no particular MBO is material in determining the executive officer’s compensation.

Disclosure of the MBOs would provide competitors with significant visibility into the Company’s objectives, and would allow competitors to allocate resources to thwart the Company’s objectives.  The MBOs frequently relate to multi-year strategies that would be harmed by disclosure.  Furthermore, the MBOs also reflect internal management matters, and their disclosure would damage the ability of the Company’s management to manage its own internal affairs.  The Company believes that disclosure of the specific MBOs would cause grave competitive harm.

As we proposed in our previous response letter, we continue to propose to provide summary level disclosure of MBOs in future filings.  We believe this would provide additional visibility regarding the MBOs without causing competitive harm.

2.             We reissue the fifth bullet point to comment 1 because you have not provided the comparison requested in the first sentence or the explanations requested in the second and third sentences.

As previously set forth in our October 20, 2010 letter, our five named executive officers received compensation tied to achievement of a combination of the following revenue, gross margin and/or adjusted operating income targets for 2009.  These targets were set during our annual review period at the beginning of the year.

2009 Compensation Plan Targets

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We do not provide annual guidance, but we do provide forward-looking guidance on a quarterly basis for the upcoming quarter.  The following sets forth the guidance we provided during our quarterly earnings calls throughout the year for the quarters in 2009:

2009 Guidance provided through quarterly Regulation FD compliant conference calls

	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Revenue	$74.5-79.4M	$92-97M	$114-119M	$124-129M
Gross Margin	60-62%	60-62%	60-62%	63-64%
Adjusted Operating Income	No guidance	No guidance	25%	25+%

In some cases, precise numerical guidance was not provided, but we believe the numbers above represent a reasonable approximation of the numerical equivalent of the guidance we provided.

The quarterly guidance provided later in the year reflects additional information that became available during the course of the year that was not available when the compensation plan was established at the beginning of the year.  We disclose that our compensation targets are established at the beginning of the year and we believe that investors do not expect us to re-set performance targets on a quarterly basis.

[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact our General Counsel, Néstor Ho, at (512) 464-9295.

Very truly yours,

/s/ William G. Bock

William G. Bock

Senior Vice President of Finance and Administration and Chief Financial Officer

cc:           Philip Russell, DLA Piper LLP (US)

[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

Exhibit A

See attached MBOs for Kurt Hoff, Jonathan Ivester and Paul Walsh

[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

FOIA confidential treatment of following portions

requested by Silicon Laboratories Inc.

pursuant to Rule 83 (17 C.F.R. §200.83)

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[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

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[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

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[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)